53rd at Third
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Tel: +1.212.906.1200 Fax: +1.212.751.4864
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VIA EDGAR AND OVERNIGHT DELIVERY

Matthew Derby, Esq.

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	GoodRx Holdings, Inc.

Registration Statement on Form S-1

Filed August 28, 2020

File No. 333-248465

Dear Mr. Derby:

On behalf of GoodRx Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 10, 2020 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 11, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 107

1.

We note when determining the fair value of your common stock, your Board of Directors received assistance from an independent third-party valuation firm. Please clarify whether or not a contemporaneous valuation was performed by this valuation specialist. While you are not required to make reference to this third party, when you do you should also disclose the name of this expert and include the consent of the expert as an exhibit to your Form S-1.

Response: The Company respectfully acknowledges the Staff’s comment and confirms it will delete the references to a third-party valuation firm in a pre-effective amendment to the Registration Statement. The Company supplementally advises the Staff that, as discussed in response to comment number 2, the Company has obtained contemporaneous valuations or a valuation update from a third-party valuation specialist as it relates to the fair value of its common stock for stock option grants.

2.

Please disclose the total fair value of all vested and unvested options and restricted shares outstanding as of the most recent balance sheet date. With respect to your valuation of options granted during 2020, please discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response: The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include the following disclosure of the value of all vested and unvested options and restricted shares outstanding as of the most recent balance sheet date:

“For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying Class A common stock based on the closing price of our Class A common stock as reported on the date of grant. Based on the assumed initial public offering price per share of $                , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of June 30, 2020 was $                million, with $                million related to vested stock options, and the aggregate intrinsic value of restricted shares outstanding as of June 30, 2020 was $                million.”

In addition, the Company advises the Staff that it is supplementally providing the Staff, under separate cover, with a letter containing additional information regarding the proposed price range per share of the Company’s common stock to be offered in the proposed initial public offering pursuant to the Registration Statement. This supplemental letter is also being provided in response to this comment number 2 regarding the discussion of each significant factor contributing to the difference between the fair value as of the date of each option grant in 2020 and the estimated IPO price.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1623 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

September 11, 2020

Sincerely,

/s/ Benjamin J. Cohen

Benjamin J. Cohen of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Trevor Bezdek, Co-Chief Executive Officer, GoodRx Holdings, Inc.

Marc Jaffe, Latham & Watkins LLP

Brian Cuneo, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP